Exhibit 99.1

Oculis Holding AG

Unaudited Condensed Consolidated Interim Financial Statements

Oculis Holding AG

Unaudited Condensed Consolidated Interim Statements of Financial Position

(in CHF thousands)

		As of June 30,	As of December 31,
	Note	2025	2024
ASSETS

Non-current assets
Property and equipment		441	385
Intangible assets		13,292	13,292
Right-of-use assets		1,155	1,303
Other non-current assets		533	476
Total non-current assets		15,421	15,456

Current assets
Other current assets	6	4,721	5,605
Accrued income	6	1,179	629
Short-term financial assets	8	96,035	70,955
Cash and cash equivalents	8	64,265	27,708
Total current assets		166,200	104,897

TOTAL ASSETS		181,621	120,353

EQUITY AND LIABILITIES

Shareholders’ equity
Share capital		558	446
Share premium		466,438	344,946
Reserve for share-based payment	7	22,363	16,062
Actuarial loss on post-employment benefit obligations		(1,620)	(2,233)
Treasury shares		(35)	(10)
Cumulative translation adjustments		(462)	(271)
Accumulated losses		(344,146)	(285,557)
Total equity		143,096	73,383

Non-current liabilities
Long-term lease liabilities		720	865
Defined benefit pension liabilities		1,259	1,870
Total non-current liabilities		1,979	2,735

Current liabilities
Trade payables		1,204	5,871
Accrued expenses and other payables	10	19,922	18,198
Short-term lease liabilities		310	315
Warrant liabilities	9	15,110	19,851
Total current liabilities		36,546	44,235

Total liabilities		38,525	46,970

TOTAL EQUITY AND LIABILITIES		181,621	120,353

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG

Unaudited Condensed Consolidated Interim Statements of Loss

(in CHF thousands, except loss per share data)

		For the three months ended June 30,		For the six months ended June 30,
	Note	2025	2024	2025	2024
Grant income		261	245	545	467
Operating income		261	245	545	467
Research and development expenses	5	(14,909)	(16,465)	(29,680)	(27,321)
General and administrative expenses	5	(6,120)	(6,265)	(11,608)	(10,959)
Operating expenses		(21,029)	(22,730)	(41,288)	(38,280)

Operating loss		(20,768)	(22,485)	(40,743)	(37,813)

Finance income		520	660	1,013	1,241
Finance expense		(183)	(87)	(430)	(128)
Fair value adjustment on warrant liabilities	9	(234)	1,370	(12,145)	(1,699)
Foreign currency exchange gain (loss)		(4,734)	(267)	(6,301)	1,527
Finance result		(4,631)	1,676	(17,863)	941

Loss before tax for the period		(25,399)	(20,809)	(58,606)	(36,872)

Income tax benefit (expense)		24	(30)	17	(60)

Loss for the period		(25,375)	(20,839)	(58,589)	(36,932)

Loss per share:
Basic and diluted loss attributable to equity holders	11	(0.49)	(0.51)	(1.16)	(0.96)

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG

Unaudited Condensed Consolidated Interim Statements of Comprehensive Loss

(in CHF thousands)

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Loss for the period	(25,375)	(20,839)	(58,589)	(36,932)

Other comprehensive income (loss):
Items that will not be reclassified to Statements of Loss:
Actuarial gain (loss) of defined benefit plans	26	(375)	613	(375)
Items that may be reclassified subsequently to loss:
Foreign currency translation differences	(152)	(1)	(191)	30
Other comprehensive income (loss) for the period	(126)	(376)	422	(345)

Total comprehensive loss for the period	(25,501)	(21,215)	(58,167)	(37,277)

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

(in CHF thousands, except share numbers)

		Share capital		Treasury shares
	Note	Shares	Share capital	Shares	Treasury shares	Share premium	Reserve for share-based payment	Cumulative translation adjustment	Actuarial loss on post-employment benefit obligations	Accumulated losses	Total
Balance as of January 1, 2024		36,649,705	366	-	-	288,162	6,379	(327)	(1,072)	(199,780)	93,728
Loss for the period		-	-	-	-	-	-	-	-	(36,932)	(36,932)
Other comprehensive income (loss):
Actuarial loss on post-employment benefit obligations		-	-	-	-	-	-	-	(375)	-	(375)
Foreign currency translation differences		-	-	-	-	-	-	30	-	-	30
Total comprehensive income (loss) for the period		-	-	-	-	-	-	30	(375)	(36,932)	(37,277)
Share-based compensation expense	7	-	-	-	-	-	4,440	-	-	-	4,440
Issuance of ordinary shares related to registered direct offering		5,000,000	50	-	-	53,491	-	-	-	-	53,541
Transaction costs related to registered direct offering		-	-	-	-	(1,868)	-	-	-	-	(1,868)
Issuance of shares to be held as treasury shares		1,000,000	10	(1,000,000)	(10)	-	-	-	-	-	-
Stock options exercised	7	95,590	1	-	-	261	-	-	-	-	262
Balance as of June 30, 2024		42,745,295	427	(1,000,000)	(10)	340,046	10,819	(297)	(1,447)	(236,712)	112,826

Balance as of January 1, 2025		44,662,402	446	(1,000,000)	(10)	344,946	16,062	(271)	(2,233)	(285,557)	73,383
Loss for the period		-	-	-	-	-	-	-	-	(58,589)	(58,589)
Other comprehensive income (loss):
Actuarial gain on post-employment benefit obligations		-	-	-	-	-	-	-	613	-	613
Foreign currency translation differences		-	-	-	-	-	-	(191)	-	-	(191)
Total comprehensive loss for the period		-	-	-	-	-	-	(191)	613	(58,589)	(58,167)
Share-based compensation expense	7	-	-	-	-	-	7,170	-	-	-	7,170
Issuance of ordinary shares related to registered direct offering	4	5,000,000	50	-	-	90,177	-	-	-	-	90,227
Transaction costs related to the issuance of ordinary shares	4	-	-	-	-	(6,808)	-	-	-	-	(6,808)
Vesting of earnout shares		1,422,723	14	-	-	(14)	-	-	-	-	-
Issuance of shares to be held as treasury shares		2,500,000	25	(2,500,000)	(25)	-	-	-	-	-	-
Warrants exercised	9	1,817,063	19	-	-	35,863	-	-	-	-	35,882
Transaction costs related to warrants exercised		-	-	-	-	(233)	-	-	-	-	(233)
Share-based awards settled in equity	7	433,571	4	-	-	2,507	(869)	-	-	-	1,642
Balance as of June 30, 2025		55,835,759	558	(3,500,000)	(35)	466,438	22,363	(462)	(1,620)	(344,146)	143,096

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG

Unaudited Condensed Consolidated Interim Statements of Cash Flows

(in CHF thousands)

		For the six months ended June 30,
	Note	2025	2024 (as recast)
Operating activities
Loss before tax for the period		(58,606)	(36,872)

Non-cash adjustments:
- Financial result		4,679	(2,005)
- Depreciation of property and equipment and right-of-use assets		236	162
- Share-based compensation expense	7	7,170	4,440
- Post-employment (benefits)/loss		33	(30)
- Fair value adjustment on warrant liabilities	9	12,145	1,699
Working capital adjustments:
- Decrease in other current assets	6	1,420	4,245
- Increase in accrued income	6	(550)	(507)
- (De)/Increase in payables and accrued liabilities	10	(2,669)	1,902
- Decrease in other operating assets/liabilities		(55)	(91)
- Decrease in long-term payables		-	(378)
Taxes paid		(8)	(25)
Net cash outflow for operating activities		(36,205)	(27,460)

Investing activities
Payment for short-term financial assets, net	8	(25,081)	(20,587)
Interest received		583	774
Intangible assets acquisition cost		(1,087)	-
Payment for purchase of property and equipment		(139)	(19)
Net cash outflow for investing activities		(25,724)	(19,832)

Financing activities
Proceeds from sale of ordinary shares	4	90,227	53,541
Transaction costs related to the issuance of ordinary shares	4	(6,107)	(1,657)
Proceeds from exercise of warrants, net	9	18,858	-
Proceeds from stock options exercised	8	1,642	262
Principal payment of lease obligations		(161)	(104)
Interest paid		(23)	(24)
Net cash inflow from financing activities		104,436	52,018

Increase in cash and cash equivalents		42,507	4,726

Cash and cash equivalents, beginning of period	8	27,708	38,327
Effect of foreign exchange rate changes		(5,950)	799
Cash and cash equivalents, end of period	8	64,265	43,852

Net cash and cash equivalents variation		42,507	4,726

Supplemental non-cash investing information
Interest receivable recorded in other current assets		428	440
Supplemental non-cash financing information
Transaction costs recorded in accrued expenses and other payables		893	1,615

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(All amounts presented in CHF thousands, except share numbers, unless otherwise noted)

1.
CORPORATE INFORMATION

Oculis Holding AG (“the Company” or “Oculis”) is a stock corporation (“Aktiengesellschaft”) with its registered office at Bahnhofstrasse 20, CH-6300, Zug, Switzerland. It was incorporated under the laws of Switzerland on October 31, 2022, and controls five wholly owned subsidiaries. The Company and its wholly-owned subsidiaries form the Oculis Group (the "Group"). Unless the context otherwise dictates, a reference to “the Company” “us,” “we” or “our” refers to Oculis and its subsidiaries.

Oculis is a global late clinical-stage biopharmaceutical company with substantial expertise in therapeutics for the treatment of ophthalmic and neuro-ophthalmic diseases. Oculis is engaged in the development of innovative drug candidates with the potential to address significant unmet medical needs for many conditions. The Company’s focus is on advancing therapeutic candidates intended to treat significant and prevalent ophthalmic diseases which result in vision loss, blindness or reduced quality of life. Its mission is to improve patients’ health and quality of life worldwide by developing medicines that save sight and improve eye care for patients, and it intends to become a global leader in the field.

2.
BASIS OF PREPARATION AND CHANGES TO THE COMPANY’S ACCOUNTING POLICIES
(A)
Going concern

The Company’s accounts are prepared on a going concern basis. The Board of Directors believes that based on the Company’s current cash, cash equivalents and investments the Company has the ability to meet its financial obligations for at least the next 12 months.

The Company is a late clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the biotech and pharmaceutical industry, (iii) successfully move its product candidates through preclinical and clinical development, (iv) successfully obtain regulatory approval and commercialize its products, and (v) attract and retain key personnel. The Company’s success is subject to its ability to be able to raise capital to support its operations. To date, the Company has financed its cash requirements primarily through the sale of preferred and ordinary shares. Shareholders should note that the long-term viability of the Company is dependent on its ability to raise additional capital to finance its future operations. The Company will continue to evaluate additional funding through public or private financings, debt financing or collaboration agreements. The Company cannot be certain that additional funding will be available on acceptable terms, or at all. If the Company is unable to raise additional capital when required or on acceptable terms, it may have to (i) significantly delay, scale back or discontinue the development of one or more of its product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to product candidates that the Company would otherwise seek to develop itself, on unfavorable terms.

(B)
Material accounting policies

Due to their short-term nature, the carrying value of cash and cash equivalents, short-term financial assets, other current assets, excluding prepaid expenses, accrued income, lease liabilities, trade payables, accrued expenses and other payables approximates their fair value. There have been no material changes to the accounting policies that were applied by the Group in its audited consolidated financial statements as of and for the year ended December 31, 2024, included in Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 11, 2025 and available at www.sec.gov, except as follows:

Presentation of interest in the statement of cash flows

Effective January 1, 2025, the Company revised its accounting policy regarding the classification of interest paid and interest received in the statement of cash flows. Interest paid was reclassified from “net cash flows used in operating activities” to “net cash flows used in financing activities”, and interest received was reclassified from “net cash flows used in operating activities” to “net cash flows used in investing activities”. The Company assessed the change in accounting policy under IAS 8, in accordance with the guidance regarding a voluntary change in accounting policy.

The reclassification of interest paid was elected to provide a more cohesive presentation of payments related to the Company’s office leases. Prior to the change in accounting policy, interest paid on lease liabilities was classified as operating cash flows, while payments of the principal portion of lease liabilities were classified as financing cash flows. The change aligns the interest paid with the associated financial liability giving rise to the interest.

In addition, the Company reclassified interest received to investing activities, as the majority of interest received relates to interest earned on cash and cash equivalents and short-term investments. The Company believes the updated classification better reflects the nature and source of the cash inflows.

The Company applied the change in accounting policy retrospectively and has recast prior period comparative information within the statement of cash flows to ensure consistency and comparability with the current period presentation. As part of the retrospective application, net cash used in operating activities for the six months ended June 30, 2024 increased by CHF 0.8 million, net cash flow used in investing activities decreased by CHF 0.8 million, and net cash flow inflow from financing activities decreased by CHF 24 thousand.

(C)
Statement of compliance

These unaudited condensed consolidated interim financial statements as of June 30, 2025 and for the three and six months ended June 30, 2025 and 2024, have been prepared in accordance with International Accounting Standard (“IAS”), IAS 34 - Interim Financial Reporting. They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In the opinion of the Company, the accompanying unaudited condensed consolidated interim financial statements present a fair statement of its financial information for the interim periods reported.

(D)
Functional currency

The unaudited condensed consolidated interim financial statements of the Group are expressed in Swiss Francs (“CHF”), which is the Company’s functional and the Group’s presentation currency. The functional currency of the Company’s subsidiaries is the local currency except for Oculis ehf, the Company’s Icelandic subsidiary, whose functional currency is CHF. Included in the Company’s finance result is foreign currency exchange loss of CHF 4.7 million and CHF 6.3 million for the three and six month periods ended June 30, 2025, respectively, arising from unfavorable fluctuations of the U.S. dollar and Euro against the Swiss Franc, impacting the valuation of the Company’s cash and short-term financial assets balances.

Assets and liabilities of foreign operations are translated into CHF at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at average monthly exchange rates. The exchange differences arising on translation for consolidation are recognized in other comprehensive income.

(E)
Out of period adjustment

During the three months ended June 30, 2024, the Company recorded a CHF 1.8 million out-of-period adjustment to increase research and development expenses and decrease other current assets to correct for an understatement and overstatement of such balances, respectively, of which CHF 1.3 million related to the three months ended March 31, 2024. The Company evaluated the impact of the uncorrected prior period balances, and concluded that the uncorrected balances were not material to previously reported financial statements.

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES, CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES
(A)
Critical judgments and accounting estimates

In preparing these unaudited condensed consolidated interim financial statements, the critical accounting estimates, assumptions and judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied and discussed in the audited consolidated financial statements for the year ended December 31, 2024.

(B)
New accounting standards, interpretations, and amendments adopted by the Company

There are no new IFRS Accounting Standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2025, that have a material impact in the interim period. In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, which provides requirements for the presentation and disclosure of information in general purpose financial statements. The standard is effective for periods beginning on or after January 1, 2027. The Company is in the process of evaluating whether IFRS 18 will have a material effect on the consolidated financial statements. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Company as currently not relevant, are not listed here.

4.
FINANCING ACTIVITY

The Company’s historical financing activities, including equity offerings, private placements, and debt arrangements, are described in detail in Note 5 to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 11, 2025.

On February 18, 2025, the Company closed an underwritten follow-on offering of 5,000,000 ordinary shares, CHF 0.01 nominal value per share, at a price of $20.00 or CHF 18.05 per share, for total gross proceeds of CHF 90.2 million or $100.0 million. In connection with this offering, the Company incurred CHF 6.8 million or $7.5 million of transaction costs during the six months ended June 30, 2025 that are presented as a reduction of share premium within the statement of changes in equity.

No shares were issued under the Company’s at-the-market offering program during the three and six months ended June 30, 2025.

No amounts were drawn under the Company’s existing debt facility during the three and six months ended June 30, 2025.

5.
OPERATING EXPENSES

Operating expenses

The tables below show the breakdown of the operating expenses by category:

	For the three months ended June 30,
	Research and development expenses		General and administrative expenses		Total operating expenses
	2025	2024	2025	2024	2025	2024
Personnel expenses	4,834	3,306	3,730	2,971	8,564	6,277
Payroll	2,319	1,226	1,705	1,752	4,024	2,978
Share-based compensation	2,515	2,080	2,025	1,219	4,540	3,299
Other operating expenses	10,075	13,159	2,390	3,294	12,465	16,453
External service providers	9,756	12,987	1,701	2,242	11,457	15,229
Other operating expenses	238	108	657	1,027	895	1,135
Depreciation expense	81	64	32	25	113	89
Total operating expenses	14,909	16,465	6,120	6,265	21,029	22,730

	For the six months ended June 30,
	Research and development expenses		General and administrative expenses		Total operating expenses
	2025	2024	2025	2024	2025	2024
Personnel expenses	9,182	5,042	6,587	5,207	15,769	10,249
Payroll	4,766	2,511	3,833	3,298	8,599	5,809
Share-based compensation expense	4,416	2,531	2,754	1,909	7,170	4,440
Other operating expenses	20,498	22,279	5,021	5,752	25,519	28,031
External service providers	19,943	21,958	3,768	4,058	23,711	26,016
Other operating expenses	398	202	1,174	1,651	1,572	1,853
Depreciation expense	157	119	79	43	236	162
Total operating expenses	29,680	27,321	11,608	10,959	41,288	38,280

The decreased spending on external service providers for research and development expenses was primarily driven by OPTIMIZE-2 and RELIEF trial costs incurred during the second quarter of 2024. The Phase 3 OPTIMIZE-2 trial of OCS-01 for inflammation and pain following cataract surgery was closed in 2024 due to a third-party administrative error. The RELIEF trial of Licaminlimab (OCS-02) in dry eye disease (“DED”) was completed with positive results in Q2 2024. These decreases were partially offset by increased costs related to the Phase 3 Stage 2 DIAMOND-1 and DIAMOND-2 trials of OCS-01 in diabetic macular edema (“DME”), for which we announced first patient first visit in December 2023 and February 2024, respectively, and announced enrollment completion in April 2025. The increase in personnel expenses for both research and development and general and administrative expenses is due to increased headcount. The increase in share-based compensation expense is primarily due to new grants and increased grant value for awards granted during the six months ended June 30, 2025.

6.
OTHER CURRENT ASSETS AND ACCRUED INCOME

The table below shows the breakdown of other current assets by category:

	June 30, 2025	December 31, 2024
Prepaid clinical and technical development expenses	287	2,615
Prepaid general and administrative expenses	3,165	1,564
VAT and other withholding tax receivable	1,269	1,426
Total	4,721	5,605

The decrease in prepaid clinical and technical development expenses as of June 30, 2025 compared to prior year end was due to advancements of clinical trials, primarily the OCS-01 DIAMOND-1 and DIAMOND-2 trials in DME which started in December 2023 and February 2024, respectively, and completed enrollment in April 2025. The increase in prepaid general and administrative expenses as of June 30, 2025 compared to prior year end is due to the timing of when certain corporate insurances policies are renewed.

The table below shows the movement of accrued income for the six months ended June 30, 2025 and 2024:

	2025	2024
Balance as of January 1,	629	876
Accrued income recognized during the period	545	467
Foreign exchange revaluation	5	40
Balance as of June 30,	1,179	1,383

Accrued income is generated by incentives for research and development offered by the Icelandic government in the form of tax credits for innovation companies. These tax credits are either used to reduce the company’s income tax liability or, if the credits exceed the tax due, they are paid out in cash. The tax credit is subject to companies having a research project approved as eligible for tax credit by the Icelandic Centre for Research (Rannís).

7.
SHARE-BASED COMPENSATION

2023 Employee Stock Option and Incentive Plan

On March 2, 2023, the Company adopted the 2023 Employee Stock Option and Incentive Plan (“2023 ESOP”) which allows for the grant of equity incentives, including share-based options, stock appreciation rights (“SARs”), restricted stock units (“RSUs”) and other awards. The 2023 ESOP lays out the details for the equity incentives for talent acquisition and retention purposes. Each grant of share-based options made under the 2023 ESOP entitles the grantee to acquire ordinary shares with payment of the exercise price in cash. The Company intends to settle any options, RSU’s and SARs granted only in ordinary shares.

Option awards and SARs

The fair value of option awards and SARs is determined using the Black-Scholes option-pricing model. The weighted average grant date fair value for options and SARs granted during the six months ended June 30, 2025 was CHF 12.48 or $14.47 per share. The weighted average grant date fair value for options and SARs granted during the six months ended June 30, 2024 was CHF 7.96 or $8.95 per share.

The following assumptions were used in the Black-Scholes option pricing model for determining the value of options and SARs granted during the six months ended June 30, 2025 and 2024:

	For the six months ended June 30,
	2025	2024
Weighted average share price at the date of grant (1)	$18.68 (CHF 16.11)	$11.44 (CHF 10.18)
Range of expected volatilities (%) (2)	89.91 - 91.39	85.54 - 93.00
Range of expected terms (years) (3)	6.25	5.50 - 6.25
Range of risk-free interest rates (%)(4)	3.94 - 4.26	3.91 - 4.63
Dividend yield (%)	0.00	0.00

(1) The equity award exercise price is denominated in USD.

(2) The expected volatility was derived from the historical stock volatilities of comparable peer public companies within the Company’s industry.

(3) The expected term represents the period that share-based awards are expected to be outstanding.

(4) The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the measurement date with maturities approximately equal to the expected terms.

The following table summarizes the Company’s stock option and SAR activity under the 2023 ESOP for the six months ended June 30, 2025 and 2024:

	For the six months ended June 30, 2025			For the six months ended June 30, 2024
	Number of awards	Weighted average exercise price (CHF)	Range of expiration dates	Number of awards	Weighted average exercise price (CHF)	Range of expiration dates
Outstanding as of January 1,	4,687,054	6.82	2028 - 2034	3,466,210	4.50	2027 - 2033
Options granted	1,035,131	16.11	2035	1,336,922	10.18	2034
Forfeited(1)	(297,978)	8.31	2033 - 2034	(119,910)	5.11	2032 - 2033
Exercised(1)	(335,581)	5.02	2033 - 2034	(95,590)	2.77	2027 - 2032
Outstanding as of June 30,	5,088,626	8.48	2028 - 2035	4,587,632	6.29	2028 - 2034

(1) Forfeited amount includes earnout options forfeited during the six month periods ended June 30, 2025 and 2024. No SARs had been exercised or forfeited during the six months ended June 30, 2025 and 2024.

The number of options and SARs that were exercisable at June 30, 2025 and 2024 were 2,236,218 and 1,751,475, respectively. Excluding earnout options, which have an exercise price of CHF 0.01, options outstanding as of June 30, 2025 have exercise prices ranging from CHF 1.56 to CHF 15.49. The weighted average remaining contractual life of options and SARs outstanding as of June 30, 2025 and December 31, 2024 was eight years.

Restricted stock units

Each RSU granted under the 2023 ESOP entitles the grantee to one ordinary share upon vesting of the RSU. The Company intends to settle all RSUs granted in equity. The fair value of RSUs is determined by the closing stock price on the date of grant and the related compensation cost is amortized over the vesting period of the award using the graded method. RSUs have time-based vesting conditions ranging from one to four years. The following is a summary of RSU activity for the six months ended June 30, 2025 and 2024:

	For the six months ended June 30, 2025			For the six months ended June 30, 2024
	Number of awards	Weighted average grant date fair value (CHF)	Range of expiration dates	Number of awards	Weighted average exercise price (CHF)	Range of expiration dates
Outstanding as of January 1	467,478	9.81	2034	—	—	—
RSUs granted	646,741	16.16	2035	466,908	9.84	2034

RSUs vested/released	(97,990)	9.55	2034	—	—	—
Outstanding as of June 30	1,016,229	14.31	2034	466,908	9.84	2034

Share-based compensation expense

The total share-based compensation expense recognized in the statement of loss amounted to CHF 4.5 million and CHF 7.2 million for the three and six months ended June 30, 2025, respectively, including CHF 1.7 million and CHF 2.6 million recognized during the three and six months ended June 30, 2025 related to RSUs outstanding. Total share-based compensation recognized in the statement of loss was CHF 3.3 million and CHF 4.4 million for the three and six months ended June 30, 2024, respectively, including CHF 0.5 million recognized during the three and six months ended June 30, 2024 related to RSUs outstanding. The reserve for share-based payment increased from CHF 16.1 million as of December 31, 2024 to CHF 22.4 million as of June 30, 2025.

During the quarter ended June 30, 2025, certain RSUs that included a performance condition were modified such that the condition had been met. This modification resulted in CHF 0.1 million of additional share-based compensation expense during the three months ended June 30, 2025. During the quarter ended June 30, 2024, certain options were modified to accelerate vesting upon the death of an employee, resulting in the acceleration of expense recognition. Total expense attributable to the modification was CHF 1.0 million recognized during the three months ended June 30, 2024.

Earnout options

As a result of the Company’s 2023 business combination with European Biotech Acquisition Corp, certain pre-business combination Oculis equity holders received an aggregate of 369,737 earnout options with an exercise price of CHF 0.01. Vesting of these options are based on the achievement of post-acquisition-closing volume weighted average share price (“VWAP”) targets of Oculis of $15.00, $20.00 and $25.00, respectively, in each case, for any 20 trading days within any consecutive 30 trading day period commencing after the acquisition closing date and ending on or prior to March 2, 2028 (the “earnout period”). The first two price targets of $15.00 and $20.00 were met in November 2024 and February 2025, respectively, resulting in an aggregate of 168,571 earnout options becoming exercisable.

8.
CASH AND CASH EQUIVALENTS, AND SHORT-TERM FINANCIAL ASSETS

The table below shows the breakdown of the cash and cash equivalents and short-term financial assets by currencies:

	Cash and cash equivalents		Short-term financial assets
by currency	As of June 30, 2025	As of December 31, 2024	As of June 30, 2025	As of December 31, 2024
Swiss Franc	15,413	2,810	95,000	61,000
US Dollar	39,805	15,234	1,035	9,955
Euro	8,616	8,960	-	-
Iceland Krona	407	648	-	-
Other	24	56	-	-
Total	64,265	27,708	96,035	70,955

Short-term financial assets consist of fixed term bank deposits with maturities between three and six months.

9.
WARRANT LIABILITIES

The following table summarizes the Company’s outstanding warrant liabilities by warrant type as of June 30, 2025 and 2024:

	2025			2024
	BCA Warrants	Blackrock Warrant	Total Warrant Liabilities	BCA Warrants	Blackrock Warrant	Total Warrant Liabilities
Balance as of January 1,	19,390	461	19,851	5,370	-	5,370
Issuance of warrants	-	-	-	-	294	294
Fair value (gain)/loss on warrant liability	12,145	-	12,145	1,703	(4)	1,699
Exercise of public and private warrants	(16,886)	-	(16,886)	-	-	-
Balance as of June 30,	14,649	461	15,110	7,073	290	7,363

The BCA warrants represent public and private placement warrants assumed from European Biotech Acquisition Corp. as part of the 2023 business combination agreement (“BCA Warrants”). The fair value of the public BCA Warrants, which are traded on Nasdaq, is based on the quoted Nasdaq market prices at the end of the reporting period for such warrants. Since the private placement BCA Warrants have identical terms to the public BCA Warrants, the Company determined that the fair value of each private placement BCA Warrant is equivalent to that of each public BCA Warrant. The public BCA Warrants are included in Level 1 and the private placement BCA Warrants in Level 2 of the fair value hierarchy. BCA Warrants are classified as short-term liabilities given that the Company cannot defer the settlement for at least 12 months.

The Company’s warrant agreement with Kreos Capital VII Aggregator SCSp (the “Blackrock Warrant”), which was issued in connection with the Company’s existing debt facility, is classified as a liability because its exercise price is fixed in USD, which is not the functional currency of the Company and therefore it does not meet the requirements to be classified as equity under IFRS. The fair value of the Blackrock Warrant is determined using the Black-Scholes option-pricing model and is included in Level 3 of the fair value hierarchy.

The following assumptions were used in the Black-Scholes option-pricing model for determining the fair value of the Blackrock Warrant as of June 30, 2025 and December 31, 2024:

	June 30, 2025	December 31, 2024
Share price on valuation date	$19.41 (CHF 15.46)	$17.00 (CHF 15.38)
Expected volatility (%) (1)	91.39	94.32
Expected term (years) (2)	2.96	3.21
Risk-free interest rate (%) (3)	3.68	4.28
Dividend yield (%)	0.00	0.00

(1) The expected volatility was derived from the historical stock volatilities of comparable peer public companies within the Company’s industry.

(2) The expected term represents the period that the Blackrock Warrant is expected to be outstanding.

(4) The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the measurement date with maturities approximately equal to the expected terms.

For the three and six months ended June 30, 2025, the Company recognized fair value losses of CHF 0.2 million and CHF 12.1 million, respectively, leading to an increase of the warrant liability to CHF 15.1 million as of June 30, 2025, primarily due to increase of share price. For the three and six months ended June 30, 2024, the Company recognized a fair value gain of CHF 1.4 million and a loss CHF 1.7 million, respectively, leading to a net increase of the warrant liability to CHF 7.4 million as of June 30, 2024.

The movement of the warrant liability during the six months ended June 30, 2025 and 2024 is illustrated below:

	2025		2024
in CHF thousands (except number of warrants)	Warrant liabilities	Number of outstanding warrants	Warrant liabilities	Number of outstanding warrants
Balance as of January 1,	19,851	4,018,384	5,370	4,254,096
Issuance of warrants	-	-	294	43,321
Fair value (gain)/loss on warrant liability	12,145	-	1,699	-
Exercise of public and private warrants	(16,886)	(1,817,063)	-	-
Balance as of June 30,	15,110	2,201,321	7,363	4,297,417

10.
ACCRUED EXPENSES AND OTHER PAYABLES

The table below shows the breakdown of the accrued expenses and other payables by category:

	As of June 30, 2025	As of December 31, 2024
Product development related expenses	15,928	13,702
Personnel related expenses	2,347	3,696
General and administration related expenses	660	749
Other payables	987	51
Total	19,922	18,198

The increase in product development-related accrued expenses as of June 30, 2025 relative to the prior year-end primarily reflects continued advancement of the Company’s development pipeline, notably the two Phase 3 clinical trials under the OCS-01 DIAMOND program. The decrease in accrued personnel related expenses as compared to the prior year end was primarily related to the payout of bonus amounts accrued as of December 31, 2024. Accrued general and administrative related expenses decreased due to transaction costs incurred during the first quarter of 2025 related to the February 2025 underwritten offering.

11.
LOSS PER SHARE

As of June 30, 2025 the Company had 52,335,759 ordinary shares issued and outstanding with a share price of $19.41 or CHF 15.46. The following table sets forth the loss per share calculations for the three and six months ended June 30, 2025 compared to the three and six months ended June 30, 2024.

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Net loss for the period attributable to Oculis shareholders, in CHF thousands	(25,375)	(20,839)	(58,589)	(36,932)
Loss per share
Weighted-average number of shares used to compute basic and diluted loss per share	52,288,911	40,535,173	50,297,119	38,567,675

Basic and diluted net loss per share for the period, in CHF	(0.49)	(0.51)	(1.16)	(0.96)

Since the Company has a loss for all periods presented, basic net loss per share is the same as diluted net loss per share. Potentially dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	As of June 30, 2025	As of June 30, 2024
Share options issued and outstanding	4,870,628	4,307,447
Earnout options	217,998	280,185
Share and earnout options issued and outstanding	5,088,626	4,587,632
Restricted stock units subject to future vesting	1,016,229	466,908
Restricted shares subject to repurchase	-	24,523
Earnout shares	948,549	3,793,995
Public warrants	2,006,301	4,102,397
Private warrants	151,699	151,699
Blackrock Warrant	43,321	43,321
Total	9,254,725	13,170,475

12.
RELATED PARTY DISCLOSURES

Key management, including the Board of Directors and the executive management team, compensation were:

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Salaries, cash compensation and other short-term benefits	1,305	1,349	3,060	2,334
Pension	130	104	235	196
Share-based compensation expense	3,322	2,792	4,844	3,707
Total	4,757	4,245	8,139	6,237

Salaries, cash compensation and other short-term benefits include social security and board member fees.

The number of key management individuals reported as receiving compensation in the table above remained constant at 9 for the three and six months ended June 30, 2025 as compared to the three and six months ended June 30, 2024. The number of individuals receiving compensation for service on the Board of Directors as reported in the table above decreased from 5 to 4 for the three and six months ended June 30, 2025 as compared to the three and six months ended June 30, 2024.

13.
SUBSEQUENT EVENTS

On July 31, 2025, the Company amended its existing loan facility with Kreos Capital VII (UK) Limited (the “Lender”), which are funds and accounts managed by Blackrock, Inc. (the “Amended Loan Agreement”). The Amended Loan Agreement replaces the prior loan agreement between the Company and the Lender dated May 29, 2024, and is structured to provide the EUR equivalent of up to CHF 75.0 million in borrowing capacity (which may be increased to up to CHF 100.0 million), comprising tranches 1, 2 and 3, in the amounts of the EUR equivalents of CHF 25.0 million each, as well as an additional loan of the EUR equivalent of up to CHF 25.0 million. These may be made available by the Lender to the Company if mutually agreed in writing by the Lender and the Company (the “Loan”). Upon each tranche becoming available for draw down, as well as upon the Company drawing down the loan tranches, certain associated transaction costs become payable by the Company. No amounts were drawn under the Amended Loan Agreement during the three and six months ended June 30, 2025 or at signing of the Amended Loan Agreement.

In conjunction with the Loan, the Company entered into an amended warrant (the “Amended Warrant”) with Kreos Capital VII Aggregator SCSp, an affiliate of the Lender (the “Holder”), under which the Holder can purchase up to 494,259 of the Company’s ordinary shares at a price per ordinary share equal to $12.17 (CHF 11.11) with respect to 361,011 shares from the prior warrant agreement, and $18.64 (CHF 15.15) with respect to the remaining 133,248 shares reflecting the upsized facility. The Amended Warrant replaces the prior warrant agreement issued to the Holder on May 29, 2024. At signing, the Amended Warrant was immediately exercisable for 59,310 ordinary shares, of which 43,321 shares were previously granted. The remaining Amended Warrant will become exercisable based on certain conditions, including the amounts of Loans 1, 2 and 3 that are drawn. No warrant had been exercised in part or in full as of June 30, 2025, or at signing of the Amended Warrant.